The Hain Celestial Group, Inc.

58 S. Service Road

Suite 250

Melville, NY 11747

November 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Karl Hiller
Branch Chief

RE:	The Hain Celestial Group, Inc.
Form 10-K for Fiscal Year ended June 30, 2011
Filed August 29, 2011
File No. 0-22818

Dear Mr. Hiller:

In your letter dated October 31, 2011 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for Fiscal Year ended June 30, 2011 within ten business days or advise you when we would provide a response.

During our conversation with John Cannarella on November 14, 2011, we advised him that due to timing constraints on our internal finance and legal personnel caused in part by the Form 10-Q filed on November 9th, our annual meeting of stockholders on November 17, 2011 and the upcoming Thanksgiving holiday, we would like to request an extension of time to provide a response. Accordingly, we respectfully request an extension until Friday, December 9, 2011 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (631) 730-2205.

Very truly yours,
The Hain Celestial Group, Inc.

/s/ Ira J Lamel

Ira J. Lamel
Executive Vice President and Chief Financial Officer

cc:  John Cannarella, Securities and Exchange Commission